Exhibit(e)(23)

August 13, 2007

Mr. David George

Dear David,

Growth is a key business strategy for Darden and we are excited about the combination of Darden and RARE Hospitality International Inc. (“RARE”). As such, I am delighted to extend this offer to you to join Darden Restaurants Inc., as a President, Longhorn effective upon the closing of the merger (the “Closing”). Of course, this offer is conditioned on the approval of our Compensation Committee and the Closing occurring and will otherwise be void and of no further force and effect.

Relocation. Should you accept our offer, your principal office will be at Darden’s Orlando, Florida offices. To help you with your move, you will be eligible for company-paid benefits under our Relocation and Real Estate Assistance Program, additional details of which are included in the following attachments.

Annual Compensation. Your compensation will include an annual base salary of $375,000 and, commencing at the end of RARE’s current fiscal year, you will participate in our Management Incentive Plan (MIP) with a normal incentive percentage equal to 55% of your annual base salary. In general, your annual incentive payment will be determined by your personal performance rating, the business unit rating for Longhorn and the Darden corporate rating. To provide you with some certainty regarding cash flow in your first year with us, we will guarantee that individual and company ratings of no less than 1.00 will be used to determine your 2008 fiscal year bonus, which will be prorated to reflect the partial year on the Darden MIP. Additional details regarding the Management Incentive Plan are included in the following attachments.

Sign-On Bonus. Our offer includes a $200,000 (gross) sign-on bonus, which will be paid to you as soon as practicable following the Closing, subject to applicable tax withholding, including federal withholding at the supplemental income rate of 25%.

Initial Equity Grant. You will receive, on the Closing (or as soon as practicable thereafter), a special Darden Restaurants, Inc. equity award with an approximate value of $801,350. Two-thirds of this equity award, based on value, will consist of stock options with the remaining one-third to consist of restricted stock.

5900 Lake Ellenor Drive  •  P.O. Box 593330  •  Orlando, Florida 32859-3330  •  (407) 245-4000

Mr. David George

•

One-half of your stock options will vest on each of the third and fourth anniversaries of the grant date subject to your continued employment through the applicable vesting date. The exercise price per share for the option grants will be the closing price on the New York Stock Exchange on the day of the grant.

•	The restricted stock award will vest 100% on the fourth anniversary of the grant date subject to your continued employment through the vesting date.

It is currently expected that your initial stock option grant and restricted stock awards will be subject to the terms of RARE’s Amended and Restated 2002 Long-Term Incentive Plan, and, except as modified by this Agreement, such terms and conditions as are generally applicable to similarly situated employees of Darden Restaurants, Inc. and its subsidiaries.

Stock Ownership Guidelines. Darden has implemented stock ownership guidelines for our executives. For your position, the stock ownership guideline is equal to three hundred percent of your annual base salary. It is expected that the guidelines will be achieved within seven years. Our executives have generally found that our stock ownership guidelines are not difficult to comply with given the equity compensation component of their compensation.

Severance/Employment “At Will.” Following the Closing, you will continue to be an employee “at will,” which means that you or Darden can terminate your employment for any or no reason at all. However, if you are involuntarily terminated by Darden Restaurants, Inc. for any reason other than cause (cause being defined as a violation of Company policy or a state or federal law) within three years of your start date with Darden, we will provide you with salary continuation for a period of 18 months from your termination of employment (subject to the further terms of a salary continuation agreement which will be entered into at your involuntary termination). During this 18-month period, we will continue to provide you with access to group life and health benefits based on the same coverage terms available to active employees, and maintain your ability to continue your vesting in options, restricted stock and other outstanding equity awards. These benefits shall be your exclusive severance benefits during the three-year period from your start date with Darden. You will not be eligible to receive severance under any other severance plan or policy of RARE or Darden in the event that you are involuntarily terminated within three years of your start date with Darden – this Agreement providing benefits in lieu thereof through the third anniversary of your start date with Darden. If you are terminated for any reason other than cause following the third anniversary of your start date with Darden, you will eligible to receive severance benefits on the same basis as similarly situated employees of Darden. In addition, as a Darden Restaurants, Inc. “16b” officer, certain pay and benefit conditions apply to you in the event of a “change of control” of the Corporation.

Please note that all of the Darden executive benefit programs are under active review for compliance with changes to federal tax law affecting nonqualified deferred compensation benefits. In order to ensure that you (as well as other executives) do not suffer significant tax penalties, Darden may need to modify certain aspects of these programs (or this letter agreement). Darden intends to make only those modifications necessary to avoid these adverse tax consequences.

David, we look forward to having you become a valuable member of Darden’s operating team. I know that with you on our leadership team, Darden will be the leader in casual dining now and for generations.

Mr. David George

Final Agreement/Continued Applicability of Restrictive Covenants. If the foregoing is satisfactory, please so indicate by signing and returning to Darden the enclosed copy of this letter, whereupon this will constitute our agreement on the subject and, effective upon the completion of the tender offer (the “Completion”), will supersede any existing employment, severance or similar agreement between you and RARE or its subsidiaries; provided, however, that during your employment with Darden and, in the case of Sections 4 (“Non-competition”) and 7 (“Hiring of Employees”) of your existing employment agreement with RARE, for the 12- month period thereafter, and in the case of Sections 5 (“Confidentiality”) and 6 (“Non-Solicitation of Employees”) of your existing employment agreement with RARE, for the 24- month period thereafter, such covenants shall continue to apply and are hereby incorporated by reference and made part of this Agreement. In particular, by signing below, you agree that, except as provided in the foregoing sentence, effective as of the Completion, your existing employment agreement with RARE will terminate as of the Completion and no one (or entity) will be obligated to pay to you or any person any amounts in respect of your existing employment agreement.

Sincerely,

/s/ Dan Lyons
Dan Lyons
Senior Vice President
Human Resources

DML/swd

ACCEPTED AND AGREED TO:

/s/ David C George
Name:	David C George
Date:	8/15/07